Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

June 26, 2012

VIA EDGAR TRANSMISSION

Ms. Karen Rosotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Ms. Rosotto:

The purpose of this letter is to respond to the comments you provided to me on May 29, 2012 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 23 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust – the LK Balanced Fund (the “Fund”).  PEA No. 23 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on April 13, 2012, and is scheduled to become effective on June 29, 2012.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

Summary Section

1.	Within the fee table, please consider removing the indent before “Total Annual Fund Operating Expenses” to align it with the other line items.

The Trust responds by making the requested revision.

2.
Please confirm supplementally that the Fund’s Operating Expense Limitation Agreement will be filed as an exhibit to a Post-Effective Amendment to the Trust’s Registration Statement under Rule 485(b) of the Securities Act of 1933 prior to the commencement of the Fund’s public offering.

The Trust responds, supplementally, that the Fund’s Operating Expense Limitation Agreement will be filed as requested.

3.
Within the Principal Investment Strategies section, please consider revising the disclosure to make it more clear that the Fund complies with the Division of Investment Management’s position that a fund that uses “balanced” as part of its name should invest at least 25% of its assets in fixed income securities and 25% of its assets in equity securities.  See IC-24828, footnote 42.

The Fund currently states that it “typically invests 40%-75% of its assets in equity securities selected primarily for their growth and 25%-60% of its assets in equity and fixed income securities selected primarily for their income potential” consistent with its balanced objective of achieving long-term capital appreciation and current income.  The Trust believes that this principal investment strategy language accurately describes to potential investors the Fund’s anticipated range of allocations between growth and income producing securities, and is consistent with the use of “balanced” in the Fund’s name.  Nevertheless, to clarify that the Fund intends to comply with the described position of the Division, the Trust responds by adding the following language:

While the mix of equity and fixed income securities will vary depending on the Adviser’s outlook on the markets, under normal circumstances at least 25% of the Fund’s assets will be invested in fixed income securities.

4.
Within the sixth paragraph of the “Principal Investment Strategies” section, please consider disclosing that to the extent the Fund utilizes temporary defensive cash positions; the Fund may not achieve its investment objective.

The Trust responds by making the requested addition.

5.	Within the Principal Risks section, please consider whether preferred stocks exhibits risks separate and distinct from equity securities and if so, include additional disclosure regarding such risks.

The Trust responds by adding the requested disclosure.

6.
The Principal Risks section includes disclosure for Government-Sponsored Entities Risk and Mortgage-Backed Securities Risk.   These investments are not included in the principal investment strategies section.  Please consider whether these are principal risks and if so, include disclosure in the principal investment strategy section.

The Trust confirms that Mortgage-Backed Securities Risk is not a principal risk of the Fund and has removed the paragraph in the Principal Risk section relating to such securities.  The Trust has revised the principal investment strategy section to clarify that the Fund will invest in securities issued, backed or otherwise guaranteed by the U.S. government or its agencies and securities issued by U.S. government-sponsored entities.

7.	Within the Principal Risks section, please consider whether zero-coupon bonds exhibits risks separate and distinct from debt securities and if so, include additional disclosure regarding such risks.

The Trust responds by adding the requested disclosure.

8.
Please confirm supplementally that the Portfolio Management Team responsible for the day-to-day management of the Fund is the same team that managed the Predecessor Partnership and include disclosure within the Performance section regarding portfolio manager continuity within the Performance section.

The Trust explains, supplementally, that the Predecessor Partnership was managed by a team with each member jointly and primarily responsible for the management of the Predecessor Partnership.  The team includes one portfolio manager who has participated in the management of the Predecessor Partnership since its inception.  The other two members have participated in the management of the Predecessor Partnership for thirteen and six years.  Given the Predecessor Partnership’s inception in 1986 and each Portfolio Manager’s lengthy tenure managing the Predecessor Partnership, the Trust has revised its disclosure to include a discussion of portfolio manager continuity.

9.
Within the Performance section, please consider adding “and strategies” to the sentence: “The Predecessor Partnership maintained an investment objective and investment policies that were, in all material respects, equivalent to those of the Fund.”

The Trust responds by including the requested revision.

10.	Within the Performance section, please confirm that the performance returns shown are net of all fees and expenses.

The Trust confirms that the performance returns shown are net of all fees and expenses.

11.	In the Tax Information Section, please consider revising the disclosure to make it clear that a Shareholder’s distributions will be taxed when withdrawn from a tax deferred account.

The Trust responds by respectfully declining to make the requested revision.  Form N-1A does not require the Fund to provide particularized advice or disclosure to individual investors or types of investors, including tax-deferred and tax-exempt accounts, nor is it in a position to do so.  Item 7 of Form N-1A requires a fund to disclose whether the fund “intends to make distributions that may be taxed as ordinary income or capital gains.”  The Trust complies with that requirement with its current disclosure.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary
cc:           Scot Draeger, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.